

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 28, 2010

Via Facsimile (212) 504-5557 and U.S. Mail

Dennis J. Block, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

> **Re: King Pharmaceuticals, Inc.**
> **Schedule TO-T filed October 22, 2010 by Parker Tennessee Corp.**
> **and Pfizer Inc.**
> **SEC File No. 005-57425**

Dear Mr. Block:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Certain Information Concerning King, page 12

1.   We note your disclaimers relating to the accuracy or completeness of information concerning King on pages 12, 13 and 14. You may not disclaim the accuracy or completeness of the information contained in the filing even if produced by another person. Please revise.

2.   We note that the projected financial information included in this section has not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Certain Information Concerning Parent and the Purchaser, page 15

3.   With respect to your disclosure throughout this section, please tell us why you
        need to qualify your disclosure "to the best knowledge" of the bidders. What
        prevents you from knowing and disclosing this information? Please explain or
        delete the qualifier.

Certain Conditions of the Offer, page 38

4.   We note the title of this section that sets forth "certain" conditions of the tender
        offer. Please ensure that you discuss all conditions of the offer.

5.   We note you have reserved the right to assert the occurrence of any of the
        conditions to the offer "at any time and from time to time." Defining the
        conditions as "an ongoing right which may be asserted at any time and from time
        to time" suggests that conditions to the offer may be raised or asserted after
        expiration of the offer. Please be advised that all conditions to the offer, other
        than those subject to applicable law, must be satisfied or waived before the
        expiration of the offer. Revise the disclosure in the closing paragraph of this
        section to make clear that all conditions, other than those subject to government
        approvals, will be satisfied or waived on or before expiration of the offer.

6.   Refer to the disclosure in the last paragraph of this section relating to your failure
        to exercise any of the rights described in this section. This language suggests that
        once an offer condition is triggered, you must decide whether or not to waive the
        condition. Note that when a condition is triggered and you decide to proceed with
        the offer anyway, we believe that this constitutes a waiver of the triggered
        condition(s). Depending on the materiality of the waived condition and the
        number of days remaining in the offer, you may be required to extend the offer
        and recirculate new disclosure to security holders. You may not, as this language
        seems to imply, simply fail to assert a triggered offer condition and thus
        effectively waive it without officially doing so. Please confirm your
        understanding supplementally.

7.   Please see our comment above. When an offer condition is triggered by events
        that occur during the offer period and before the expiration of the offer, the bidder
        should inform security holders how it intends to proceed promptly, rather than
        wait until the end of the offer period, unless the condition is one where
        satisfaction of the condition may be determined only upon expiration. Please
        confirm the company's understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions